INTEGRATED SURGICAL SYSTEMS, INC.
                            1850 Research Park Drive
                                 Davis, CA 95616
                                 (530) 792-2657

                                 March 17, 2003

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

         Re:      Registration Statement on Form S-3
                  Registration No. 333-51412
                  Application to Withdraw Registration Statement

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, Integrated Surgical Systems, Inc., a Delaware corporation (the "Company"), hereby requests the withdrawal of the Company's Registration Statement on Form S-3 (Registration No.:333-51412) filed with the Securities and Exchange Commission (the "SEC") on December 7, 2000 (the "Registration Statement").

     The Company has determined that market conditions since that filing have not been favorable for such an offering and therefore the offering should not proceed. No securities were sold in connection with the Registration Statement. The Company respectfully requests, that in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal of the Registration Statement.

     If you have any questions or comments with respect to this withdrawal request, please contact either the Company's counsel, Jack Becker, Esq., of Snow Becker Krauss P.C., at 605 Third Avenue, New York, New York 10158 (Telephone:
212-455-0400) or the undersigned, at the address or telephone number set forth above.

                                            Very truly yours,

                                            Integrated Surgical Systems, Inc.

                                            By: /s/ Ramesh C. Trivedi
                                                --------------------------------
                                                    Ramesh C. Trivedi, President